January 12, 2026

VIA E-MAIL AND EDGAR CORRESPONDENCE

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Pre-IPO and Growth Fund: File Nos. 811-24096; 333-287835

Dear Ms. Rossotto:

On June 6, 2025, The Pre-IPO and Growth Fund (the “Registrant” or the “Fund”) filed a registration statement on Form N-2 with the U.S. Securities and Exchange Commission. You provided comments on the registration statement on July 7, 2025, to which Thompson Hine LLP provided a response on August 8, 2025 (the “Initial Response Letter”). The Fund subsequently filed a pre-effective amendment to the registration statement on September 10, 2025. You provided comments to the pre-effective amendment on December 19, 2025.

On December 30, 2025, Thompson Hine LLP delivered the following supplemental materials to you and David Manion (via email) for review: (i) an updated draft of the Registration Statement, which incorporated revisions made pursuant to your December 19, 2025 comments;1 (ii) audited financial statements of the Registrant (as of September 30, 2025); (iii) unaudited stub financial statements of the Registrant (as of November 30, 2025); and (iv) an unaudited Schedule of Investments for the Predecessor Fund (as of November 30, 2025). You and Mr. Manion each provided additional comments to these supplemental materials on December 31, 2025.

Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Registration Statement. Please note that added language is in italics and deleted language appears struck through.

Cover Page

Comment 1: Please reinstate the following cover page risk disclosure, which appeared in the Fund’s initial Form N-2 filing, if applicable: “Shares are not, and are not expected to be, listed for trading on any securities exchange. To the Fund’s knowledge, there is no, nor will there be, any secondary trading market for the Shares.”

Response: The Registrant has reinstated the disclosure as requested.

[1]	The Registrant is formally responding to your December 19, 2025 comments via a separate CORRESP filing on EDGAR, dated January 12, 2026.

Ms. Karen Rossotto
Division of Investment Management
January 12, 2026

Prospectus

Comment 2: Disclosure in the Prospectus Summary defines late-stage private companies as “businesses that have established the viability of their business concept, achieved significant revenue, or are nearing a liquidity event like an IPO or acquisition.” (emphasis added) We note that similar disclosure elsewhere uses the conjunctive “and,” rather than “or.” Please confirm which is correct and reconcile the disclosure throughout. If “or” is correct, we may have additional comments.

Response: The Registrant has revised the disclosure to clarify that late-stage private companies are “businesses that have established the viability of their business concept, achieved significant revenue, and are nearing a liquidity event like an IPO or acquisition.”

Comment 3: The Staff believes that the Fund’s revised definitions of “Pre-IPO” and “Growth” securities are overly complex and potentially confusing to investors. For example, the first paragraph of the definition of “Pre-IPO securities” in the Prospectus Summary – Principal Investment Strategies section includes four detailed sub-parts which, in turn: (i) contain new defined terms, (ii) include conjunctions (e.g., “provided that”), and (iii) include qualifiers and modifiers (e.g., the companies the Fund invests in “generally are established businesses” or “have typically moved beyond the early stages….”). Further, the definition of “Pre-IPO” securities also includes the sub-categories of (i) private investment in public equity (“PIPE”) transaction securities and (ii) securities of special purpose acquisition vehicles (“SPACs”), without clarifying how these investment vehicles relate to the terms “Pre-IPO” or “Growth.”

The definition of “Pre-IPO” securities also broadly includes private equity funds, late-stage venture capital funds, and other direct investments in funds or special purpose vehicles (“SPVs”), as long as such pooled investment vehicles invest “primarily” in late-stage private companies (though not necessarily in private companies approaching an IPO or other liquidity event; “primarily” also does not require any specific level of investment). Further, the disclosure immediately following the definitions of “Pre-IPO” and “Growth” securities adds complexity, noting that the Fund can generally invest in secondaries (without any suggested nexus to “Pre-IPO” or “Growth” companies) and convertible securities (which may “generally” be used as an “alternative method of seeking exposure” to Pre-IPO and Growth securities, but which also lack a strict nexus). Finally, the definitions of “Pre-IPO” and “Growth” securities cover four paragraphs in the aggregate.

The Staff therefore requests that the Fund’s Names Rule policy (in particular, the accompanying definitions of “Pre-IPO” and “Growth”) be revised for clarity, using principles of plain English where applicable, so investors can better understand how the Fund obtains the exposure required by Rule 35d-1 under the Investment Company Act of 1940.

Response: The Registrant respectfully acknowledges the comment and has appreciated the Staff’s willingness to discuss various aspects of the referenced disclosure and the Fund’s intended investment strategy. The Registrant has substantially revised its principal investment strategies disclosure (including the above-referenced defined terms) pursuant to those discussions, which is being submitted for the Staff’s consideration in a pre-effective amendment filed contemporaneously with this response letter. The Registrant believes these revisions capture the principles of clarity and objectivity discussed with the Staff and satisfy the requirements of Rule 35d-1, but remains amenable to further discussions with the Staff at your convenience.

Ms. Karen Rossotto
Division of Investment Management
January 12, 2026

Comment 4: The Staff believes that the Fund’s revised disclosure regarding how the Adviser assesses whether a Private Company is approaching “an IPO or other liquidity event” is still overly subjective. Please provide an objective indicator(s) of approaching liquidity events or IPOs. We note that the Adviser’s affirmative findings can constitute objective criteria; i.e., acceptable disclosure could potentially appear in the following form: “A Private Company is approaching an IPO or other liquidity event when the Adviser determines that ….”

Response: The Registrant has amended its disclosures to state the following:

~~To assess whether a~~ A private company is approaching an initial public offering (IPO) or other liquidity event~~,~~ when the Adviser determines that, after communicating ~~communicates~~ with various market and industry participants and evaluating ~~evaluates~~ other key indicators as part of its due diligence process, a company is likely to experience a liquidity event during the next three-year period. While there is no assurance that such companies will achieve liquidity events within the Adviser’s anticipated time frames, ~~the Adviser also seeks to determine whether a company is likely to experience a liquidity event during the next three-year period. Potential~~ potential indicators the Adviser will consider include: recent funding rounds involving participation from crossover and public equity market firms; the hiring of C-suite executives with public company experience (e.g., CFOs or General Counsel); and the engagement of underwriters.

Comment 5: The Staff notes that the Registrant added disclosure to the principal investment strategies section describing the Fund’s intended investments in secondary transactions (“secondaries”) in response to prior Staff comments. The new disclosure discusses several methods of investing in secondaries, including through a private secondary marketplace, a direct equity investment, or a negotiated private transaction. Please confirm that the Fund does intend to invest in secondaries via negotiated private transactions; if so, please discuss the process of transferring such investments to the Fund and ensuring such transfers are approved by the underlying fund in the secondary transaction. Please also include appropriate corresponding risk disclosure.

Response: The Registrant acknowledges the Staff’s comment and notes that the Fund does not intend to invest in secondaries via negotiated private transactions with LPs of existing funds. The referenced disclosure has been deleted accordingly.

Comment 6: The Staff notes that the following disclosure appears in the definition of “Growth” securities: “The Fund invests without restriction as to issuer capitalization or credit quality.” Please move this disclosure to a different part of the principal investment strategies section, as it does not seem directly relevant to the Fund’s definition of “Growth” securities.

Response: The Registrant has amended the disclosure accordingly.

Comment 7: Disclosure in the last paragraph of the principal investment strategies section states: “The Fund also may invest in convertible securities, generally as an alternative method of seeking exposure to Pre-IPO and Growth securities.” (emphasis added). Please clarify what “alternative method of seeking exposure” implies; e.g., are these convertible securities investments going to be considered investments in “Pre-IPO” or “Growth” securities, or are these intended to be investments falling outside the Fund’s 80% tranche of investments in securities linked to the terms in the Fund’s name? Please clarify (here, and throughout) accordingly.

Ms. Karen Rossotto
Division of Investment Management
January 12, 2026

Response: The Registrant acknowledges the Staff’s comment and notes that such investments will be considered investments in “Pre-IPO” and “Growth” companies, as such convertible securities will be issued by companies meeting the definition of either “Pre-IPO” securities or “Growth” securities. The Registrant further submits that, although the principal investment strategies section of the Fund’s prospectus discusses many different investment methods and vehicles (e.g., private funds; SPVs and other Pooled Investment Vehicles; convertible securities; secondaries), the actual companies’ securities the Fund is seeking to invest in through all such transactions will substantially all fall within the definitions of “Pre-IPO” and “Growth” securities; i.e., the Fund primarily targets the Pre-IPO and Growth companies it seeks to invest in and then proceeds to acquires securities of those companies through the methods and vehicles reasonably available. The Registrant has generally revised the disclosure in the principal investment strategies section to clarify its approach.

Comment 8: Please revise the Expense Example in the Summary of Fund Expenses to base the hypothetical example on a $1,000 investment, rather than a $10,000 investment.

Response: The Registrant has amended the disclosure accordingly.

If you have any questions or additional comments, please call me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng